

08031664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

8- 66667

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   RAINMAKER SECURITIES, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

200 S. MICHIGAN AVENUE, SUITE 2100
(No. and Street)

CHICAGO            IL.               60604
(City)            (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD F. BESTON, JR.                    312-896-8290
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM A. BRONEC, LTD.
(Name – if individual, state last, first, middle name)

241 LAWTON ROAD      RIVERSIDE          IL.        60546
(Address)            (City)            (State)    (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __RICHARD F. BESTON, JR.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RAINMAKER SECURITIES, LLC__ , as of __DECEMBER 31__ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__

_Richard F Beston_
Signature

_President_
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**STATEMENT OF FINANCIAL CONDITION**
**PURSUANT TO SEC RULE 17a-5(d)**
**RAINMAKER SECURITIES, LLC**
As of December 31, 2007
**AVAILABLE FOR PUBLIC INSPECTION**

*William A Bronec, LTD.*
*Certified Public Accountant*
*241 Lawton Road*
*Riverside, Illinois 60546*
*Phone: 708-442-8092*
*Fax: 708-442-6521*

*E-Mail: wbrocpa@netscape.net*

# RAINMAKER SECURITIES, LLC

## 2007 FINANCIAL STATEMENTS

## TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT                              Page 3

EXHIBIT A – Balance Sheet – December 31, 2007            Page 4

Notes to Balance Sheet – December 31, 2007               Page 5-6

*William A Bronec, LTD.*
*Certified Public Accountant*
*241 Lawton Road*
*Riverside, Illinois 60546*
*Phone: 708-442-8092*
*Fax: 708-442-6521*

*E-Mail: wbrocpa@netscape.net*

## INDEPENDENT AUDITOR'S REPORT

To the Members of
RAINMAKER SECURITIES, LLC

We have audited the accompanying statement of financial condition of Rainmaker Securities, LLC (an Illinois LLC) as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on or audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainmaker Securities, LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*William A Bronec LTD*
William A. Bronec, LTD.

March 5, 2008

## RAINMAKER SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2007

**EXHIBIT A**

| ASSETS | | 2007 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ | 16,089 |
| Certificates of deposit | | 6,736 |
| Prepaid Expense | | 3,241 |
| Total Current Assets | $ | 26,066 |
| FIXED ASSETS: | | |
| Furniture & Fixtures | | 5,100 |
| (Less) Accumulated Depreciation | | (1,978) |
| Total Fixed Assets | $ | 3,122 |
| OTHER ASSETS | | |
| Security Deposit | | - |
| Total Other Assets | | - |
| Total Assets | $ | 29,188 |

| LIABILITIES AND MEMBERS' EQUITY | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Bank Overdraft | $ | - |
| Accounts Payable | | 11,013 |
| Accrued Payroll Tax Liabilities | | 1,329 |
| Total Current Liabilities | $ | 12,342 |
| MEMBERS' EQUITY | | |
| Members' Equity | | 16,846 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 29,188 |

See Accountant's Report and Accompanying Notes

**RAINMAKER SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2007**

NOTE A – GENERAL

Nature of Business

The Company is a broker-dealer, registered with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers. The Company engages in private placements for which it receives fees in various forms.

Summary of Significant Accounting Policies

Revenue Recognition
Commission income and related expenses are recorded on the accrual basis.

Income Taxes

There is no provision for income taxes because the Company is a Limited Liability Corporation (LLC). All of the LLC net profit or net loss flows-through to each member's personal tax return.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all short-tem debt securities with a maturity of three months or less to be cash equivalents.

